Exhibit 20

Presentation at Annual Stockholders Meeting on April 30, 2004.

WELCOME A Century of Service

Thanks and welcome to all shareholders and employees who have taken the time to come to our annual meeting.

Year in Review: 2003 Warwick Online added more Digital TV customers in 2003, resulting in a growth of 177% for a total of 1662 accounts At year-end WVLD served 11,529 access lines, an annual increase of 653 or 6%. Two CLEC operations: NY grew by 16.8% increase, NJ doubled in size DSL Customers increased 50% over 2002

•	Popular new service is proving to be an excellent customer and revenue retention vehicle and 2004 is expected to be another growth year.

•	More than 75% of video customers either subscribe to DSL or upgrade from dial-up.

LD: Due to aggressive marketing, sales and customer acceptance of our competitive LD product

     Revenue increase was almost 2%

DSL: Due to effective marketing and the ubiquity of our offering

     DSL coverage and penetration levels remain among the best in the nation when compared to the Regional Bell

Operating Companies and other Independent Local Exchange Carriers (ILECs)

Two CLEC operations:

NY grew by 16.8% increase, NJ doubled in size

Year in Review: 2003 Orange Poughkeepsie Partnership continues solid results Shareholder suggestions to spin off the partnership were unanimously rejected by the Board

WVTC’s Board and management take these and all other shareholder concerns seriously. After serious consideration of management’s views and advice from WVTC’s legal and financial advisers, the Board has determined that none of these proposals is beneficial in the long term to the shareholders or customers of WVTC. (More detailed discussion in the proxy and 10-K).

•	Require the formation of investment co.

     not our core strength, high costs

•	High tax events for which there is no revenue to pay them.

Year in Review: 2003 Continue to pursue controlling the "last mile" to our customers Aggressively deploy broadband technology Proactively consider opportunities in wireless broadband, VoIP and expanded video offerings. Continue CLEC edge-out strategy; look at new opportunities outside our franchise areas DataNet continued a successful expansion of its business in 2003 Signed long-term contracts with national carriers and Fortune 100 companies Moved into Connecticut and planning to move into New Jersey with an intention to duplicate its successful performance

Data Net:

2003 Revenue = $4.2 m
7 consecutive Q’s of positive income

Building Opportunities for the Community Enhance "Triple Play" (voice, video and data) services over an integrated communication platform Grow infrastructure to meet customer demands Deliver new revenue generating services like video, broadband Internet connections Enhance the customer experience, increasing loyalty and retention in the face of heightened competition We are dedicated to enriching our communities, delivering powerful voice, data and entertainment services to every home and business in the areas served. Deliver the best quality in advanced communications and home entertainment technology. Ultimately, these strategies will continue to fuel our market momentum, thereby increasing market share.

Delivering on the Promise: 2004 DSL penetration and availability as successful as any other provider of DSL services in the country Video continues to build market share In 2004 the company will look for creative ways to bundle products and services to continue to increase market penetration Launched EsiNet to serve underdeveloped NY communities Continue to deliver satisfying dividends to shareholders while reinvesting in business growth

Delivering on the Promise: 2004 We are looking to improve our performance in 2004 although we know there will be continuing challenges. We look forward to developing even closer relationships with you in the coming year and will continue to keep you informed about our exciting developments moving forward.

•	Challenges such as:

•	FCC decisions on VoIP, USF, and intercarrier compensation (70% of regulated revenue)

•	Customer decisions to substitute wireless and VoIP for POTS competition for our broadband and Video

Highlights 2003 2002 Total Revenues (000's) Total Revenues (000's) $28,843 $27,703 Net Income (000's) Net Income (000's) $7,879 $7,751 Earnings per Share Earnings per Share $1.45 $1.43 Dividends per Share Dividends per Share $0.70 $0.58 ILEC Access Lines ILEC Access Lines 27,903 28,807 CLEC Access Lines CLEC Access Lines 1,699 1,454 WVLD Lines WVLD Lines 11,529 10,876 Online Dial-up Customers Online Dial-up Customers 12,838 17,028 Online DSL Customers Online DSL Customers 5,119 3,402 Digital TV Subscribers Digital TV Subscribers 1,662 599

Major 2003 Business Events Revenue Affecting DSL Customer Growth Video Customer Growth Warwick Valley Long Distance Growth Broadband Revenue Growth Decline in Dial-Up Internet

Major 2003 Business Events Expense Affecting Insurance Cost Increase Pension & OPEB Increases Video Launch Proxy Fight / Legal Costs Sarbanes/Oxley Compliance Costs

Pension funding costs and OPEB deferrals had to be booked

Installation and new equipment costs takes time to recover.

Health Insurance went up 3.2% or 24K.

General Insurance (D&O) went up 47% or 181K year over year. Depreciation expense increased $1 million year over year due to Capex related to POTS, DSL & Video expansion.

Sarbanes/Oxley cost increases totaled $375 including:

Increased D&O insurance	$181
Increased compliance costs	$194K

4.6¢/share

Major 2003 Business Events Operations Sarbanes / Oxley 404 Compliance Audit Cost in Human and Financial Resources

Added corporate accountability and certification requirements.

5 Year Revenue Growth 1998 1999 2000 2001 2002 2003 21362 23186 26691 27538 27703 28843

For 2003 Increase drivers were

Broadband
DSL
Video
Access Charges
Long Distance

5 Year WVT Portion of O/P Results 1999 2000 2001 2002 2003 2339000 3368000 5041000 7303000 9118000 (Before Taxes) (000's)

1999 — 2000	49.9%
2000 — 2001	54.9%
2001 — 2002	44.9%
2002 — 2003	24.9%

5 Year Net Income 1999 2000 2001 2002 2003 5582 7018 7324 7751 7879 (000's)

1999	38.1%
2000	25.7%
2001	7.9%
2002	9.6%
2003	.017%

5 Year Property Plant & Equipment 1999 2000 2001 2002 2003 6449 5069 9446 8399 6261 (000's)

Where Revenue Comes From (000's) 2003 2002 2001 Access & Long Distance $11.4 $10.8 $9.5 Internet Services $6.7 $ 6.3 $ 6.4 Local Network Service $4.1 $ 4.1 $ 4.2 WVLD $1.9 $ 2.0 $ 2.1 Other Revenues $3.3 $ 3.2 $ 4.1 Directory Advertising $1.4 $ 1.3 $ 1.2 Total: $28.8 $27.7 $27.5

Dial-up and reciprocal comp losses offset by DSL, broadband and video.

Implementation of DSL and Video rate increases will occur in May.

WVT had to pass content cost increases through to customers.

Significant Expenditures (000's) 2003 2002 2001 Wages & Benefits $11.5 $10.2 $ 9.7 Depreciation $4.9 $ 4.0 $ 3.8 Taxes $5.4 $ 5.4 $ 5.2 Video $1.1 $.56 $ 0 Legal $.46 $.47 $.23 Pension & Post Retirement Benefits $1.7 $.91 $.46

Video — Content costs, installation expense.

Legal — primarilly due to shareholder actions.

2003 — proxy fight	± 2¢/share

Pension & Post Retirement — funding increases due to stock market performance and decreases in discount rate.

Total Access Line Growth 1999 2000 2001 2002 2003 28935 30601 30312 30261 29602 ( ILEC & CLEC )

2.2% decline vs National average of 4%

VoIP
Cell Phone
DSL

Strategy Our Future Business Strategy

Strategy Grow Shareholder Value ILEC CLEC DATA Control the "Last Mile" Leverage Core Assets

ILEC — Expense control

     Service Bundles

     NY and NJ Rate cases

CLEC — Continue edge-out strategy in NY and NJ

     Seek new broadband customers

DATA — DSL, VDSL, Broadband

Position for full range of Voice, Data, Entertainment Services (video, Games, VOD, VoIP)

Lines of Business NY / NJ ILEC NY / NJ CLEC

Middletown

Steady growth of NY CLEC

NJ influenced by Mt. Creek doubled in 2003.

Will see more Mt. Creek ski area growth as the new Hotel/Business area comes on line in early 2005.

NY / NJ ILEC NY / NJ CLEC Long Distance Lines of Business

Long Distance Results Created new competitive Long Distance Plans that resulted in an increase of 653 net subscribers Current Long Distance penetration rate is 39.8% WVT would have lost an estimated 8.4% of the YE2002 market share had these plans not been developed Wireless and VoIP have both begun to steal marketshare

Lines of Business NY / NJ ILEC NY / NJ CLEC Long Distance Online Services

Dial-up, DSL and Video —

     Dial-up continues to decline

•	Home and Enterprise LAN installations —

•	A business foisted upon us which is being launched as a new product w/ both recurring and non-recurring revenue streams

•	Wi-Fi under consideration

•	VoIP under consideration

•	Hosted IP PBX product

DSL Business Results Among the Highest Penetrations Nationally Current Residential DSL plans: 128K ($29.95) 512K ($42.95) & 1M ($69.95) Triple Play and Grand Slam bundles provide DSL package discounts based on Digital TV package Currently 5,491 DSL subs out of 19K homes passed equates to 28.9% penetration DSL is adding 188 net customers per month DSL is replacing Dial-Up revenue free-fall

Highest penetration in country. Approximate annual revenue $2.8m.

Triple Play and Grand Slam bundling has reduced POTS Churn by 66.8%. These figures are based on internal data beginning in November 2003 through March 2004. While our current POTS Churn rate is in the neighborhood of 1%, as substitute products like VoIP and wireless make inroads, those Churn rates will increase dramatically.

Bundles improve POTS stickiness. They are our best defense against Churn.

Warwick DSL Growth 1999 2000 2001 2002 2003 DSL 108 500 1994 3402 5119

99-00	463%
00-01	398%
01-02	170%
02-03	150%

VIDEO BUSINESS RESULTS Currently have 1,937 video subs after 2 years Represents 25.67% total penetration Video launch was not ubiquitous Initially targeted marketing only - now we are using mass media Some early nodes are above 47% penetration Tracking with aggressive business plans Initial strategy was to create a new revenue stream Digital TV is now a customer retention tool Average video monthly revenue per sub = $62.25

Caller ID penetration has increased by 30% in areas where we have deployed video.

Our normal Caller ID penetration rate is 22% and we are experiencing 52% in areas where video is deployed.

Approximate annual revenue from video is $1,447,000 annually.

(1937 subs x $62.25 mth/sub x 12 months = $1,447,000)

DSL penetration has increased by 41% in areas where we have deployed video.

Our normal DSL penetration rate is 29% and we are experiencing 75% in areas where video is deployed.

The combined incremental revenue on an annual basis for Caller ID and DSL in video areas is approximately $300,000.

(In reality, $260K for DSL and $38K for Caller ID).

Our marketing strategy going forward will include the use of newspapers and other mass media now that we have deployed in more than 50% of our footprint. We have brought outside help to update our message and will be aggressively going after our embedded base of homes past as a way to increase overall video penetration.

Video Three Services from one POTS Line Voice Video Data Triple Play

Video Bundle 4 Services Voice Video Data Long Distance Grand Slam!

Utilize existing copper infrastructure

Control the “last mile”

Video Summary: Early adopters represent about 10-15% of our customers The next 15+% requires marketing savvy POTS churn is the most important business issue that ILECs currently face The Triple Play is the best defense for this problem Customers who get voice, video and data from one provider on one bill are reluctant to switch Early WVT data shows that the Triple Play has reduced POTS churn by 66.8%

Lines of Business NY / NJ ILEC NY / NJ CLEC Long Distance Online Services Broadband

Currently $1.1 million annual revenues grown from $0 in 2000.

New York New Jersey Hudson Valley Data Network NEON Communications Network WVT Communications Network White Plains, NY New York City, NY Stamford, CT Hartford, CT Springfield, MA Warwick, NY Highland Lakes, NJ Pine Island, NY Florida, NY New York New Jersey Goshen, NY Poughkeepsie, NY Woodbury, NY Newburgh, NY New Paltz , NY Middletown, NY Broadband Partnerships

HVDN:a broadband provider of which WVTC owns 8.9%

•	serves 2nd 3rd tier mkts in Hudson Valley

•	7 qtrs of positive N.I.

•	Expanded to Conn in 2003

•	$4.2m annual revenue

•	Several Fortune 100 customers

NEON is partner

Buffalo Rochester Syracuse Albany New York City VT Warwick Hartford White Plains Vernon New Jersey MA. CT. Springfield Poughkeepsie New Paltz Champlain Newburgh Binghamton PA. New York Empire State Independent Network

Consortium of 13 independent Telcos

Corporate Structure is an LLC.

Funded by $3.8 million total equity and $5.7 million initial debt. Lending institution is yet to be determined.

No pledging of owner’s assets will be required to guarantee the loans.

There will be no requirement for further cash calls.

Plans are to launch in the late Fall.

Warwick 25% owner

•	Will provide broadband communications to 2nd & 3rd tier markets in more than 54 communities in NY

•	Economic development for rural NY

•	Following DATANET model to economically deliver broadband to customers at a profit to the owners.

•	Provide services to owners at lower cost than we receive them today

•	Allow WVT to leverage our head-end investment to sell video content to small telcos

NY / NJ ILEC NY / NJ CLEC Long Distance Online Services Broadband Wireless Resale

National Resale Local Resale PCS WIRELESS RESALE

WVTC owns 17% of Telispire

Resell Sprint PCS and Verizon nationally

Branded as WVT Communications

Plans are to market in our NY/NJ operating areas by mid-summer.

SUMMARY Positive Financial Performance Strong Cash Flows Dividend Growth Knowledge of our Market and Customers Growth Opportunities: Data Services, CLEC, Video Leveraging Core Assets Experienced Management Team Knowledgeable and Motivated Workforce

To be the choice provider of profitable quality communication services, entertainment services and products by offering superior customer care and value for traditional and new markets in the Tri-State Region and beyond.